United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934




                          For the month of April 2002


                               ICICI Bank Limited
                (Translation of registrant's name into English)

                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F X          Form 40-F
                               ---                  ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange
                                  Act of 1934.

                      Yes                       No  X
                          ---                      ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS

Item
----
1.       Press announcement by ICICI Bank Limited.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 26, 2002

                                             ICICI Bank Limited


                                             By: /s/ Bhashyam Seshan
                                                --------------------------
                                                Name:  Bhashyam Seshan
                                                Title: Company Secretary

                                                                         Item 1


                                                            ICICI Bank Limited
[Logo] ICICI BANK                                           ICICI Towers
                                                            Bandra Kurla Complex
                                                                 Mumbai 400 051
-------------------------------------------------------------------------------


Press Release                                            Mumbai, April 26, 2002


             Board Meeting for consideration of Quarterly Accounts
             -----------------------------------------------------

The Board of Directors of ICICI Bank Limited (NYSE Code: IBN) is scheduled to meet on Friday, May 3, 2002 to, amongst other things, to consider and approve the audited accounts for the fourth quarter ended on March 31, 2002.

The quarterly results will be available on the Bank's web-site at http://www.icicibank.com after approval of the quarterly results by the Board on May 3, 2002.

For investors' queries, contact:

     Shri Jyotin Mehta
     Phone:  (91)-22-653 6701 or 653 6709
     e-mail: mehtajyotin@icici.com


-------------------------------------------------------------------------------
Additional Information and Where to Find It

ICICI Bank's filings with the United States Securities and Exchange Commission (US SEC) are also available to the public from commercial document-retrieval services or from the SEC website at www.sec.gov.

Forward-Looking Statements

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', etc., and similar expressions of variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the US SEC. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.